UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  August 20, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 9.  Other Events

On August 19, 2021, Contact Gold Corp. (the "Company") filed its condensed interim consolidated financial statements for the three- and six-months ended June 30, 2021, and 2020 (the "Interim Financial Statements"), and its Management's Discussion and Analysis for the three- and six months ended June 30, 2021 (the "MD&A") with the Canadian Securities Commissions on SEDAR.

The Interim Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

Contact Gold notes that beginning in the year ended December 31, 2019, the Company began reporting its financial results in accordance with United States Generally Accepted Auditing Principles ("US GAAP").  Prior to this, the Company had reported in accordance with IFRS.  Pursuant to having completed a corporate continuance to the Province of British Columbia in June 2021, the Company has reverted to preparing and reporting its consolidated financial statements in accordance with IFRS, with retrospective application through an election to change all of its accounting policies.

The Company notes that IFRS differs in some respects from US GAAP, and thus financial results may not be comparable to that which has been reported in previously-filed financial statements.  A discussion concerning the re-adoption of IFRS and transition from US GAAP is included in Interim Financial Statements under heading, "Re-adoption of IFRS and reclassification of comparative periods".

A copy of the Interim Financial Statements is attached hereto as Exhibit 15.1, and incorporated herein by reference.  A copy of the MD&A is attached hereto as Exhibit 15.2, and incorporated herein by reference.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 15.3.

The press release issued in connection with the filing of the Interim Financial Statements also acknowledged the issuance on August 16, 2021, of 125,000 stock options for shares of Contact Gold to a new employee.  The issued stock options have an exercise price of $0.08 per share, are subject to vesting provisions and expire five years from the date of grant.
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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

 Date: August 20, 2021

Index to Exhibits

Exhibit Number	Description

15.1	Condensed Interim Consolidated Financial Statements for the three- and six-months ended June 30, 2021

15.2	Management's Discussion and Analysis for the three- and six-months ended June 30, 2021

15.3	Press Release